SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

 ______________

 SCHEDULE 13D
 (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
 PURSUANT TO RULE 13d-1(a)

PERVASIP CORP.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

715709200
(CUSIP Number)

KEVIN KREISLER
FLUX CARBON CORPORATION
5950 SHILOH ROAD EAST, SUITE N
ALPHARETTA, GA 30005
770-886-2734

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 26, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 715709200		13D	Page 2 of 5 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Flux Carbon Corporation
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * Not applicable
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,000,000,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,000,000,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.5%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 490560208		13D	Page 3 of 5 Pages
1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Kevin Kreisler
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS * Not applicable
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF	7.	SOLE VOTING POWER
SHARES		1,000,000,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		1,000,000,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000,000,000
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 25.5%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 490560208	13D	Page 4 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.00001 par value, (the "Common Stock") of  Pervasip Corp., a New York corporation (the "Company").  The principal executive offices of the Company are located at 430 North Street, White Plains, NY 10605.

Item 2. Identity and Background

This statement is being filed jointly by Flux Carbon Corporation and Kevin Kreisler (the "Reporting Persons").

Flux Carbon Corporation:

a.	Name: Flux Carbon Corporation
b.	State of organization: Delaware
c.	Principal business: holding company
d.	Address: 5950 Shiloh Road East, Suite N, Alpharetta, GA 30005
e.
During the last five years, Flux Carbon Corporation has not (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Flux Carbon Corporation was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Kevin Kreisler

a.	Name: Kevin Kreisler
b.	Residence and Business Address: 5950 Shiloh Road East, Suite N, Alpharetta, GA 30005
c.	Present employment: - Chief Executive Officer of GreenShift Corporation, 5950 Shiloh Road East, Suite N, Alpharetta, GA 30005
d.	During the past five years, Kevin Kreisler has not been convicted in any criminal proceeding.
e.
During the past five years, Kevin Kreisler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

On March 26, 2015 Flux Carbon Corporation transferred to Pervasip Corp. 90% of the outstanding equity in Canalytix LLC, and received in exchange 1,000,000,000 shares of Pervasip Corp. common stock and 100,000 shares of Series H Preferred Stock.

Item 4. Purpose of Transaction.

At the time of their acquisition of the Company’s shares, as set forth in Item 3, neither Flux Carbon Corporation nor Kevin Kreisler had any plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(b) The information regarding share ownership by the Reporting Persons provided on their respective cover pages is incorporated here by reference.

(c) The Reporting Persons have not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

On March 26, 2015 Flux Carbon Corporation entered into a Securities Purchase Agreement with Pervasip Corp., pursuant to which the transaction described in Item 3 occurred.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

1.
Securities Purchase Agreement dated March 25, 2015 between Flux Carbon Corporation and Pervasip Corp. - filed as an exhibit to the Company’s Form 8-K filed on March 27, 2015, and incorporated herein by reference.

CUSIP No. 490560208	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 20153	Flux Carbon Corporation By: /s/ Kevin Kreisler
Kevin Kreisler, President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2015	/s/ Kevin Kreisler
Kevin Kreisler